Filed by Allen Telecom Inc.
Commission File No. 001-06016
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Allen Telecom Inc.
Commission File No. 333-104177

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

     Allen Telecom Inc. posted the following document on its Intranet.

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Allen/Andrew Transaction Update

Welcome to the second installment of Transaction Update. In this issue you will find:

•	A summary description of each of the integration teams

•	An attachment of the integration team structure

•	An attachment of a graphic depicting the integration process

•	A description of the regulatory hurdles we need to pass in order to complete the Andrew-Allen transaction

•	A regulatory timeline

Please note that this merger is still subject to certain government approvals and shareholder votes for each company which are expected to occur between now and early July. After these steps are completed, the merger will be legally implemented.

Integration Teams
In the previous Andrew-Allen Transaction Update, a brief summary was provided of the high-level integration team process and how it is being used as the vehicle to create the “new Andrew.” Many employees had questions on the role of these teams and the issues they are addressing. In response, here is a list of the teams along with a brief description of the charter and a key issue for that particular team. As mentioned in the previous Transaction Update, these teams are made up of key Andrew and Allen people. Once the teams’ high level plans are defined, they will meet with Allen and Andrew senior management to discuss how their recommendations impact our current businesses and agree on how we will move forward as the new Andrew.

     Manufacturing Facilities

•	Four sub-teams have been created to develop a high-level plan for manufacturing locations and approaches.

•	Areas of focus are North America, Brazil, Europe and China.

•	Key Issue: What manufacturing configuration best meets the needs of our customers and markets?

     R & D and Engineering

•	Five sub-teams were formed to recommend an overall approach for prioritizing and coordinating R & D and Engineering resources and activities.

•	Product development groups being addressed are base station antennas, power amplifiers, in-building coverage systems, microwave equipment and mobile antennas.

•	Key Issue: What actions should be taken with existing R & D programs, resources and facilities to ensure program effectiveness and efficiency?

     Products and Markets

•	Five sub-teams are working on an integrated product road map to address the needs of targeted customer segments for each key market.

•	The product and market grouping mirrors the ones for R & D and Engineering: base station antennas, power amplifiers, in-building coverage systems, microwave equipment and mobile antennas.

•	Key Issue: What are the development priorities for new products and what actions should be taken with existing products?

     Customer Service Centers (CSCs) and Distribution Centers (DCs)

•	The charter of this team is to optimize the network of cable service centers and distribution centers to serve all target markets and customer segments as efficiently as possible.

•	Key Issue: How should the Allen and Andrew existing customer service center and distribution center models be effectively combined to best serve existing and new customers?

     Sales Strategy

•	The Sales Strategy Team is developing plans to optimize the companies’ current sales structure and resources for current and future market effectiveness.

•	Key Issue: What sales / technical sales support structure will best serve the customers and markets across the broad product portfolio and selling channels?

     Logistics

•	This team is tasked with optimizing logistics across the integrated network of manufacturing and distribution facilities.

•	Key Issue: How may economies of scale be leveraged on a global basis while streamlining the overall logistics process?

     Purchasing

•	The goal of this team is to have a global sourcing strategy that will take immediate advantage of the increased purchasing power and geographic reach of the new Andrew.

•	Key Issue: What improvements can be made to existing sourcing arrangements to achieve savings without sacrificing quality or delivery?

     Quality

•	The Quality Team is charged with coordinating the quality efforts throughout the company.

•	Key Issue: How can “best practices” be shared across all product lines to gain efficiencies in the quality system?

     Marketing Communications

•	Create a coordinated marketing communications organization structure to work across all parts of the new Andrew.

•	Key Issue: How can economies of scale and scope be used to achieve an effective global communications organization to support business unit and sales initiatives?

      Branding/Corporate Identity

•	The target for this team is two-fold: develop a brand transition strategy for the near term that leverages existing brand equity while also positioning the new Andrew for the future

•	Key Issue: What branding actions must occur at Day One and what brand architecture will position the new Andrew for future growth?

     Benefits

•	This team, focused only on U.S. benefits, is researching how to best standardize benefits policies and procedures based on existing plans and “best practices”.

•	Key Issue: What mix of programs, policies and procedures will provide the optimal balance of features for U.S. employees?

     Human Resources

•	The Human Resources Team is analyzing how to select, develop and retain the human capital of the new Andrew.

•	Key Issue: Which functions can / should be standardized and where should HR resource management be located to best meet the needs of the combined companies?

     MIS

•	Standardizing MIS functions across the various business units and geographical locations while providing customized local capabilities is the focus of this team.

•	Key Issue: What MIS functions are needed where and to what degree is special or customized support required?

     Finance, Accounting and Tax

•	The goal of this team follows that of the MIS team, that is, how to integrate financial functions across the business units while providing for customized local capabilities based on geographic requirements.

•	Key Issue: This team has a very immediate task; how should the books of the separate companies be closed at the time of the acquisition closing?

     Operating Model

•	This team is charged with determining the high level new Andrew operating model for running and analyzing the business and providing corporate support services.

•	Key Issue: How will key decisions be made within the matrix structure of the business?

     Communications

•	The Communications Team has been formed to ensure consistent communication to all internal and relevant external audiences during the acquisition and follow-on integration process.

•	Key Issue: How are communications proactively managed to reduce concerns and uncertainty and how will key messages be determined for consistency among all audiences?

     Day One

•	As part of the evolving team process, this is a new group recently created to handle the “Day One” requirements of the merger.

•	Key Issue: How will issues such as customer, community and vendor notifications as well as signage, stationary, business card and web site requirements be handled at the time the deal closes?

Regulatory Hurdles In the last Transaction Update we defined a number of terms commonly used during mergers and acquisitions. These included:
Hart Scott Rodino – requires that parties to certain mergers and acquisitions file notification with federal antitrust authorities and obtain clearance prior to consummation.
Proxy Statement/Prospectus (called form S-4 by the Security and Exchange Commission) – legal documents mailed to each stockholder who owns stock as of a specific record date; contain business and financial information that describe what stockholders are requested to vote on, how and when to vote.

Both Hart Scott Rodino and stockholder proxy voting are regulatory requirements that need to be satisfied before a merger or acquisition can close. Following is a timeline that depicts when we cleared, or plan to clear these regulatory hurdles:

MAY

•	Antitrust authorities review the proposed transaction to make certain the merger is not anticompetitive. The U.S. antitrust review has been completed and Hart Scott Rodino (U.S. antitrust) clearance was announced May 5 2003.

•	Allen and Andrew replied to SEC comments on the Form S-4 documents.

JUNE (anticipated)

•	SEC declares the S-4 filing effective.

•	Allen and Andrew board of directors set the stockholder meeting where the votes will be announced.

•	Proxy statement/prospectus and voting materials are mailed to all Andrew Corporation stockholders.

•	Proxy statement/prospectus and voting materials are mailed to all Allen Telecom Inc. stockholders.

JULY (anticipated)

•	Andrew and Allen stockholders vote on the Merger of Andrew Corporation and Allen Telecom, Inc.

•	Andrew-Allen merger is final, pending approval of Andrew and Allen stockholders.

Please note that much of this timeframe is not within Allen or Andrew’s control. The SEC may have questions, or request additional information during their review period that could extend the transaction closing beyond June or July.

Got Questions?
If you have a suggestion or question, please contact your local HR Representative who will ensure that it is raised to the appropriate integration team as well as the communication team.

Additional Information and where to find it
Andrew has filed a registration statement, subject to amendments, on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

Additional Information And Where To Find It
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen’s officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.